Exhibit 99.1

CCH Holdings Ltd Announces Subsequent Closing of US$2.5 Million Convertible Promissory Note and Warrant Offering

BUKIT MERTAJAM, MALAYSIA, Sept. 30, 2026 (GLOBE NEWSWIRE) -- CCH Holdings Ltd (Nasdaq: CCHH) (the “Company” or “CCH”), a Malaysia-based specialty hotpot restaurant chain, today announced the subsequent closing (the “Subsequent Closing”) of its previously announced offering of a convertible promissory note (the “Note”) convertible into Class A ordinary shares of the Company, par value US$0.0001 per share (the “Shares”), and accompanying warrants (the “Warrants”), pursuant to the Securities Purchase Agreement, dated July 31, 2026 (the “Purchase Agreement”), with an institutional investor (the “Investor”). At the Subsequent Closing, the Investor delivered to the Company US$1,035,000, being the remaining US$1,150,000 of the subscription amount net of the additional discount of US$115,000 contemplated by the Purchase Agreement in respect of the second closing, and the Company issued to the Investor the remaining portion of the Note in the principal amount of US$1,250,000. Following the Subsequent Closing, the Note in the aggregate principal amount of US$2,500,000 has been issued in full, and the Company has received aggregate gross proceeds of US$2,185,000 under the Purchase Agreement. The Company elected to apply the additional discount as a reduction of the gross proceeds payable at the Subsequent Closing, and no Class A Ordinary Shares were or will be issued to the Investor in respect of such discount.

The Subsequent Closing occurred following the effectiveness of the Company’s registration statement on Form F-1 (File No. 333-298220), which was declared effective by the U.S. Securities and Exchange Commission at 4:00 p.m., Eastern Time, on September 29, 2026, and which registers the resale of the Shares issuable upon conversion of the Note and upon exercise of the Warrants and the Shares comprising the pre-delivery shares issued to the Investor at the initial closing.

As previously disclosed in Amendment No. 2 to the Company’s registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission on September 14, 2026, the Company and the Investor entered into a letter amendment agreement, dated September 11, 2026, pursuant to which, among other things, the Company’s right to reset or reduce the floor price under the Note was eliminated, the economic difference payable upon conversions of the Note below the floor price was capped by reference to the lower of the conversion-date VWAP and the applicable conversion price, and the number of Shares registered in respect of the Warrants was reduced to the 374,112 Shares issuable upon cash exercise of the Warrants in full.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About CCH Holdings Ltd

CCHH (Nasdaq: CCHH) is a Nasdaq-listed company primarily engaged in Chicken Claypot and restaurant franchise operations. Building on its operating base and regional business network, the Company is pursuing strategic diversification opportunities in technology infrastructure, including technical consulting services and maintenance services solution for data center projects, with a particular focus on Southeast Asian markets. CCHH aims to develop a dual-engine growth model combining stable restaurant franchise operations with high-potential digital infrastructure business opportunities.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could also cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: potential adverse reactions or changes to business relationships; adverse changes in general economic or market conditions; and actions by third parties, including government agencies; the Company’s strategies, future business development, and financial condition and results of operations; the expected growth of the specialty hotpot market; the political, economic, social and legal developments in the jurisdictions that the Company operates in or in which the Company intends to expand its business and operations; the Company’s ability to maintain and enhance its brand. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

CCH Holdings Ltd

Investor Relations

Email: cch_ir@cchasia.com.my